Exhibit 99.7

ZenaTech Expands Drone as a Service into Colorado’s Commercial and Agricultural Markets Closing the Company’s 12th Acquisition, Rampart Surveys

Vancouver, British Columbia, (November 18, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, today announces the closing of its acquisition of Rampart Surveys Inc., a Woodland Park, Colo.-based land surveying firm with nearly three decades of experience. This transaction marks ZenaTech’s 12th acquisition, expanding the Drone as a Service national footprint into Colorado, providing the first presence in the US Central West region.

“Rampart Surveys brings longstanding client relationships, deep surveying expertise, and drone-based topographic survey experience to help accelerate our DaaS business,” said Shaun Passley, Ph.D., ZenaTech CEO. “Drone-based surveying can transform Colorado’s rugged mountainous terrain and agricultural markets alike, turning the state’s toughest landscapes into opportunities for faster, safer, and more precise land measurement, while revolutionizing crop inspection, analysis, and health monitoring for more sustainable farming.”

Founded in 1997, Rampart Surveys has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional government and private-sector clients across multiple counties. The addition of Rampart Surveys positions ZenaTech to expand service delivery and broaden its DaaS portfolio across Colorado’s agricultural regions to include the introduction of agricultural drone services including crop inspection, monitoring, spraying and crop health analysis.

Colorado encompasses approximately 12.2 million hectares of agricultural land, including crop production, rangeland, and mixed-use farmland. With large, difficult-to-access terrain across mountain counties and expansive commercial operations throughout the state, the region presents a substantial opportunity for drone-enabled surveying, mapping, vegetation analytics, and precision-agriculture inspection services.

ZenaTech has a goal of 25 acquisitions contributing to its Drone as a Service footprint of business locations by Q2 2026. The DaaS model offers business and government clients flexible, on-demand or subscription-based access to drone services for surveying, inspection, maintenance, power washing, inventory management, and precision agriculture without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies ready for drone innovation, ZenaTech is building a global, multi-service network anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, maintenance, security, compliance, and surveying processes. With enterprise software customers using branded solutions across law enforcement, government, and industrial sectors, and drones being implemented across multiple commercial, agricultural and defense sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies, precision, safety and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.